Trading Symbols (LMD:TSX V; LNGMF:OTC BB)

151 Bloor St West                                            Kenzo Oriental Tower 11K

Suite 890                                                           48 Dongzhimenwai Dajie

Toronto, Ontario                                                       Dongcheng District

Canada M5S 1S4                                                       Beijing 100027 China

Tel :  +1.416.927.7000                                      Tel: 011.8610.5160.0689

Fax : +1.416.927.1222                                       Fax:  +011.8610.5160.0788

www.lingomedia.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

Lingo Media Reports Second Quarter Results

Toronto, Canada, August 29, 2005 – A 61% increase in revenue from China highlighted Lingo Media Inc.’s (LMD:TSX V; LNGMF:OTC BB) (“Lingo Media” or the “Company”) financial results for the six-month period ended June 30, 2005.  The Company is a leading educational publisher in China.

The second quarter and the six-month period ended June 30, 2005 compared with the same periods in 2004, reported in Canadian dollars, are as follows:

	Three Months Ended June 30 (unaudited)		Six Months Ended June 30 (unaudited)
	2005	2004	2005	2004
Revenue	$ 349,768	$ 230,010	$ 355, 242	$ 238,534
Net income (loss)	$ 350	$(80,560)	$(265,280)	$(281,890)
Income (loss) per share	$0.00	$(0.00)	$(0.01)	$(0.01)
Cash flow from operations	$199,280	$(109,811)	$177,242	$(108,253)

The June 30, 2005 interim financial statements and the annual financial statements for the year ended December 31, 2004 are available at www.sedar.com.

Q2 2005 Financial Highlights:

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Revenues from China for the first six months of the fiscal year 2005 were $345,848 compared to $215,462 for the corresponding period in 2004 representing a 61% increase over the first six months

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Positive cash flow from operations for the six months ended June 30, 2005.

“The results for the first six months of 2005 demonstrate a solid recovery from 2004”, noted Khurram Qureshi, Lingo Media’s Chief Financial Officer. “Lingo Media continues to focus on updating, revising and editing existing levels of our textbook programs and aggressively marketing the launch of new levels of the educational textbook programs with People’s Education Press, our core business partner” he added.

Business Highlights:

A continued strong relationship with People’s Education Press has allowed the Company to maintain and grow its core business. Through its China Expansion Plan, Lingo Media increased its commitment to aggressively explore new acquisitions in the print media distribution sector.   During the second quarter:

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We focused on product development and marketing of our existing programs with People’s Education Press.  New levels of the educational textbook programs were released and marketed at teacher conferences throughout China which led to an increase in the market share of our programs.

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We executed a definitive agreement to create a joint venture with Sanlong Cultural Enterprises known as Jintu Cultural Media Company a privately owned retail distributor of educational newspapers in the Province of Hebei.  The Company has filed the joint venture registration documents with the Hebei government and is awaiting approval.

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Subsequent to June 30, we executed a letter of intent with Liaoning Publishing Group, a RMB3.645 billion (US$450 million) Chinese publishing conglomerate, to create a joint venture in the educational product development and educational services business.

“We see a year of intense effort beginning to show results. Lingo Media is committed to concluding these transactions and integrating operations in order to develop and control our own distribution channels”, said Michael Kraft, President & CEO of Lingo Media.

About Lingo Media

Lingo Media is a leading publisher of English language learning programs in China, incorporating print, audio/video cassette and CD-based products for students and teachers from pre-school through university.  Founded in 1996, Lingo Media has an established presence in the Chinese educational market consisting of more than 300 million English language students.  To date, over 90 million units from Lingo Media's library of more than 250 program titles have been published and sold in China.

For further information, contact:

Lingo Media

Michael Kraft, President & CEO

Tel: (416) 927-7000, ext. 23

Toll Free Tel: (866) 927-7011

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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